SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2025

(Commission File No. 1-14862 )

BRASKEM S.A.

(Exact Name as Specified in its Charter)

N/A

(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

NOTICE ON RELATED-PARTY TRANSACTIONS

Parties	Braskem and Petróleo Brasileiro S.A. – Petrobras ("Petrobras")
Relationship with the issuer	Petrobras is a Shareholder with Significant Influence over Braskem.
Purpose

Execution of the following contracts:

•       Purchase by Braskem of petrochemical naphtha supplied by Petrobras for the supply of the São Paulo Petrochemical Complex;

•       Purchase by Braskem of petrochemical naphtha supplied by Petrobras, via waterway, for the supply of the Bahia and Rio Grande do Sul Petrochemical Complexes;

•       Purchase by Braskem of petrochemical naphtha supplied by Petrobras, for the supply of the Rio Grande do Sul Petrochemical Complex (via REFAP);

•       Assignment of tank space at REFAP for the inventory of naphtha owned by Braskem.

Key Terms and Conditions

1) Purchase contract by Braskem for naphtha supplied by Petrobras to the São Paulo Petrochemical Complex

Term: from January 1, 2026, to December 31, 2030.

Pricing: based on international references.

Contract volumes: between 1,500,000 and 1,700,000 tons per year of naphtha, to be delivered to Braskem at Q3 SP, with the possibility of negotiating additional volumes.

2) Purchase contract by Braskem for petrochemical naphtha supplied by Petrobras, via maritime transport, to supply the Petrochemical Complexes in Bahia and Rio Grande do Sul

Term of validity: from January 1, 2026, to December 31, 2030.

Pricing: based on international references.

Contractual volumes: between 280,000 and 2,016,000 tons per year of naphtha, to be delivered to Braskem at the Q1/BA and Q2/RS maritime terminals, with the possibility of negotiating additional volumes.

3) Purchase agreement by Braskem for petrochemical naphtha supplied by Petrobras, for the supply of the Petrochemical Plant of Rio Grande do Sul (via REFAP)

Term of validity: from January 1, 2026, to December 31, 2030.

Pricing: based on international benchmarks.

Contractual volumes: 100,000 / 150,000 / 200,000 / 250,000 / 300,000 tons, respectively, per year of the contract term, with the possibility of negotiating additional volumes.

4) Agreement for the allocation of space in REFAP tanks for the inventory of naphtha owned by Braskem:

Term: from January 1, 2026, to December 31, 2030.

Pricing: the contract will provide for a base price and a reduction in the tariff for each cycle of the contracted volume within the month.

Contractual volumes: the agreed volume for storage at REFAP will be reduced over the course of the contract, being:

•       80,000 m³ from January 1, 2026, to July 31, 2028

36,000 m³ from August 1, 2028, to December 31, 2030.

Transaction date	12/18/2025
Possible participation of the counterparty, its partners, or managers in the issuer's decision making process or negotiation of the transaction as representatives of the issuer	The counterparty and its partners and managers have not participated in Braskem’s decision process or the negotiations of the mentioned transaction.
Detailed justification of the reasons why the issuer's management considers that the transaction has complied with commutative conditions or provides for an appropriate reverse payment	Referring to the purchase of petrochemical naphtha based on international prices.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 23, 2025

BRASKEM S.A.

By:	/s/ Felipe Montoro Jens

	Name:	Felipe Montoro Jens
	Title:	Chief Financial Officer

DISCLAIMER ON FORWARD-LOOKING STATEMENTS

This report on Form 6-K may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are statements that are not historical facts, and are based on our management’s current view and estimates of future economic and other circumstances, industry conditions, company performance and financial results, including any potential or projected impact of the geological event in Alagoas and related legal proceedings and of COVID-19 on our business, financial condition and operating results. The words “anticipates,” “believes,” “estimates,” “expects,” “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the potential outcome of legal and administrative proceedings, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting our financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of our management and are subject to a number of risks and uncertainties, many of which are outside of the our control. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors, including the projected impact of the geological event in Alagoas and related legal proceedings and the unprecedented impact of COVID-19 pandemic on our business, employees, service providers, stockholders, investors and other stakeholders, could cause actual results to differ materially from current expectations. Please refer to our annual report on Form 20-F for the year ended December 31, 2019 filed with the SEC, as well as any subsequent filings made by us pursuant to the Exchange Act, each of which is available on the SEC’s website (www.sec.gov), for a full discussion of the risks and other factors that may impact any forward-looking statements in this presentation.